January 15, 2010

VIA EDGAR TRANSMISSION AND U.S. MAIL

Mr. Rufus Decker Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4631 Washington, D.C. 20549-4631

RE:	Elizabeth Arden, Inc.
Form 10-K for the fiscal year ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Definitive Proxy Statement on Schedule 14A filed on October 13, 2009
File No. 1-6370

Dear Mr. Decker:

         This letter sets forth the response of Elizabeth Arden, Inc. (the "Company" or "we" or "our") to the additional comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter dated December 17, 2009, which relate to comments first raised in a letter from the Staff to the Company dated November 6, 2009. This letter supplements the responses set forth in the Company's response letter to the Staff dated December 3, 2009 (the "December 3rd Letter") and should be read in conjunction with the December 3rd Letter. For ease of reference, the comments in the Staff's letter of December 17, 2009 are printed below and followed by the Company's response.

Form 10-K for the Fiscal Year Ended June 30, 2009 (the "Form 10-K")

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Company Response

We note the instructions regarding future filings. Our proposed revisions are set forth in this letter and will be contained in future filings, as appropriate, but are subject to change based on facts and circumstances at the time we make future filings.

Mr. Rufus Decker
January 15, 2010

Financial Statements

Notes to the Financial Statements

Note 12. Income Taxes, page 70

2.

We note your response to comment 14 of our letter dated November 6, 2009. You state that evidence and assumptions include, but are not limited to, the historical amount of pre-tax operating income in particular jurisdictions, forecasted future taxable income in particular jurisdictions, enacted tax rates, the amount, timing and character of reversing temporary differences and the implementation of feasible and prudent tax planning strategies. Based on the weight of available evidence, you determined it is more likely than not that you will generate sufficient taxable income to realize the net operating loss carryforwards before they expire, with the exception of a portion of the foreign net operating losses. At June 30, 2009, you had US federal operating loss carryforwards of $65.1 million that will begin to expire on June 30, 2024. You also had state and local net operating loss carryforwards of $91.1 million that will begin to expire on June 30, 2011. In this regard, please address the following:

*

You list the types of evidence that you considered in making your determination as to whether it is more likely than not that you will realize your deferred tax assets. However, it is unclear how you weighted the positive and negative evidence as well as how you determined that the positive evidence outweighed the negative evidence. Please provide us with a comprehensive explanation of the analysis you performed. You should specifically address the apparent negative evidence associated with your historical domestic losses for each of the two years ended June 30, 2009 and how you were able to outweigh this negative evidence; and

*

With specific focus on the $91.1 million of state and local net operating loss carryforwards that begin to expire in less than two years, please help us further understand how you determined that you were able to generate this amount of income before the carryforwards expire based on your recent historical results.

Company Response

Analysis of Realizability of Deferred Tax Assets

In evaluating the realizability of the deferred tax assets relating to our domestic net operating losses, we considered the relative impact of the negative and positive evidence on the realizability of such deferred tax assets. Our analysis focused on objectively verifiable information regarding our net operating losses and core earnings capacity, along with other appropriately weighted evidence. The most significant factors in our analysis consisted of the following:

	*	An examination of the aberrational factors that gave rise to the net operating loss carryforwards and the recent domestic losses;

	*	Consideration of our history of consistent core earnings and consistent business model, apart from the factors that gave rise to the net operating loss carryforwards and recent domestic losses; and

	*	Consideration of the timing of expiration of such net operating loss carryforwards.

To a lesser extent, we also considered anticipated future trends in our projections of future taxable income and prudent and feasible tax planning strategies. We concluded that sufficient positive evidence overcame the negative evidence of recent losses without having to assume potentially available prudent and feasible tax planning strategies.

Mr. Rufus Decker
January 15, 2010

Negative Evidence

At June 30, 2009, we were in a three-year cumulative net operating loss position due to operating losses incurred in fiscal 2008 and 2009. Although significant, this fact is the only negative evidence relating to the realizability of our deferred tax assets. During our operating history as a beauty company, we have not had any federal net operating loss carryforwards expire unutilized, except an acquired net operating loss of $0.7 million that expired unutilized essentially due to tax law limitations. In addition, we do not anticipate future domestic operating losses from current operations or from unsettled future circumstances.

Positive Evidence

We believe that our history of consistent core earnings outweighs the negative evidence noted above due to the infrequent and unusual nature of certain aberrations in our reported financial results associated with our Liz Claiborne license agreement and Global Efficiency Re-engineering Initiative that contributed to our net operating losses for fiscal 2008 and 2009 (as discussed in more detail below), especially when the impact of these aberrations is considered in light of the unprecedented overall downturn in the global economic environment that had a significant negative impact on retailers. We do not believe that our operating results for fiscal 2008 and 2009 are reflective of the historical core earnings of our business.

Specifically, we considered the following positive evidence in our analysis of the realizability of our deferred tax assets:

*

We have a strong domestic earnings history, with domestic earnings of $28.8 million and $18.5 million in fiscal 2005 and 2006, respectively, based on a consistent business model of selling fragrances and cosmetics with strong brand recognition. The cumulative loss for the three-year period ended June 30, 2009, results largely from aberrations which had neither occurred in the past nor are expected to arise in the future.

The following table sets forth our domestic operating income (loss) for each of fiscal 2007, 2008, 2009, as adjusted to exclude certain aberrations:

Domestic Operating Income	2009	2008	2007	Cumulative 3 Year Total

As Reported	$(26,621)	$(12,927)	$7,533	$(31,995)
Liz Claiborne-related costs	4,422	20,311
Global Efficiency Re-Engineering expenses	5,610	525

Excluding aberrations	$(16,589)	$7,909	$7,533	$(1,127)

*	In fiscal 2007, we had domestic pre-tax income of $7.6 million (without any aberrations).

*

During 2008, our operating results were impacted by a significant one-time charge associated with the Liz Claiborne license agreement of $20.3 million related to discontinued brands, advertising and marketing expenses, and other transition and integration activities, as well as $0.5 million of expenses related to the commencement of our Global Efficiency Re-engineering Initiative (discussed below). We do not currently plan or anticipate that we will engage in another large licensing arrangement similar to the Liz Claiborne license agreement in the near future that would generate significant charges of this type. Adjusting our domestic operating results to exclude these aberrations, our domestic operating income in fiscal 2008 would have been approximately $7.9 million.

Mr. Rufus Decker
January 15, 2010

*	During fiscal 2009, our operating results were impacted by two significant one-time charges:

+ $4.4 million relating to the completion of the transition and integration activities associated with the Liz Claiborne license agreement; and

+

$5.6 million in expenses related to our Global Efficiency Re-engineering Initiative. Our Global Efficiency Re-engineering Initiative is a series of initiatives intended to generate operational efficiencies and improve key transaction processes, which includes the implementation of a new financial accounting and order processing system. This Initiative has already begun to positively impact our gross margins, and is expected to result in a significant improvement to our gross margin during fiscal 2010. We consider the expenses associated with the Global Efficiency Re-engineering Initiative to be one-time charges because we have not undertaken such a large scale effort and system implementation in over a decade. We expect that substantially all of the costs associated with the Initiative will have been incurred by the end of fiscal 2010.

*	Adjusting for these one-time charges, our domestic operating loss for fiscal 2009 would have been $16.6 million rather than $26.6 million.

*

Like others in the consumer products industry, our sales and gross margins in fiscal 2009 were also negatively impacted by the global economic downturn. In addition, due to the seasonality of our business our second fiscal quarter is our most significant, so our operating results for fiscal 2009 were particularly negatively affected by the timing of the global credit and financial crisis that began in September 2008.

*

If the significant aberrations noted above are excluded from our operating results, we would have had a nominal cumulative operating loss for the three year period ended June 30, 2009, of approximately $1.1 million; this, during one of the toughest retail periods in recent history.

*

Our business has a demonstrated history of core earnings, and we believe that we will have future taxable income exclusive of temporary differences and loss carryforwards. As noted in our previous press releases and SEC filings, the Liz Claiborne license agreement had a significant impact on our gross margins and operating income. During fiscal 2008 and 2009, our gross margins were negatively impacted by approximately $6.7 million and $18.9 million, respectively, related to Liz Claiborne inventory that we sold based on inventory costs that were significantly higher than the costs that we will incur going forward as the manufacturer under the Liz Claiborne license agreement.

*

In addition, as we have noted in our public disclosures and in the December 3rd Letter, we expect significant improvement in our gross margins as a result of implementing our Global Efficiency Re-engineering Initiative. Specifically, we have previously announced that we expect that our gross margins will improve by 200 to 250 basis points in the current fiscal year, and we have begun to see a positive trend in our gross margin as a result of our various efforts.

*

Based on the above, we are currently projecting fiscal 2010 domestic taxable income consistent with our fiscal 2007 domestic taxable income and anticipate a higher level of domestic taxable income for fiscal 2011.

Mr. Rufus Decker
January 15, 2010

*

The federal net operating losses have relatively long carryforward periods before they expire, specifically $25.4 million expire in 15 years (2024); an additional $9 million expire in 19 years (2028) and an additional $30.7 million expires in 20 years (2029). Based on these carryforward periods, we would need to generate approximately $3 million of domestic operating income per year to utilize our net operating loss carryforwards prior to expiration, a level of earnings that is significantly lower than our historic core earnings, excluding the aberrations noted above for fiscal 2008 and 2009.

*

We also note that a portion of our current net operating losses arose in the year ended January 31, 2004 and the short year ended June 30, 2004, and resulted primarily from a significant amount of debt extinguishment charges of $34.8 million and $3.9 million, respectively. These debt extinguishment charges were the result of our decision to recapitalize our balance sheet and repurchase approximately $95 million of our then-outstanding 11 3/4% Senior Notes. Excluding the effects of the debt extinguishment charges, we would have been in a taxable income position for the year ended January 31, 2004 and our current federal net operating loss carryforward would have been $26.4 million instead of $65.1 million. We consider the debt extinguishment charges to be highly unlikely and not reflective of the core earnings of our business.

While a three-year cumulative loss is significant negative evidence, we believe that our history of consistent core earnings provides objective verifiable positive evidence that is sufficient to outweigh such negative evidence. In addition, while we have also preliminarily considered available prudent and feasible tax planning strategies in assessing the realizability of our deferred tax assets, such as changes to transfer pricing arrangements between our domestic and international entities, the sale of US-based intangible assets to foreign subsidiaries and the modification of royalty payment schedules, we concluded that the positive evidence noted above is adequate to support our conclusion regarding the realizability of our deferred tax assets without the need to consider more definitively any of these, or possibly other, tax planning strategies.

State and Local Net Operating Loss Carryforwards

With respect to our state and local net operating losses, at June 30, 2009, we had approximately $91.1 million in state and local net operating losses. In addition to the positive and negative evidence discussed above, we also considered the following factors:

*	Of the $91.1 million of state and local net operating loss carryforwards, approximately $84.5 million of net operating loss carryforwards expire in 2018 or later.

*	A very small portion (approximately $800,000) expires in 2011 and an additional $400,000 expires in 2013.

*	An additional $5.4 million of net operating losses expire between 2014 and 2017.

*

The state and local net operating loss carryforwards have an effective tax rate of 5%. As a result, a significant portion of these net operating losses would have to expire unutilized before the impact of such expiration would be material to our financial performance.

Given the facts and circumstances discussed above, we concluded that it was more likely than not that the deferred tax assets relating to state and local net operating loss carryforwards were realizable and that a valuation allowance regarding such net operating loss carryforwards was not required.

With regard to the realizability of our deferred tax assets, we intend to modify the disclosure that we proposed in our response to Comment 14 in the December 3rd Letter in a manner similar to the following, as applicable. The language below is marked to show our proposed modifications to the disclosure contained in Note 12 of the Notes to Consolidated Financial Statements in our Form 10-K:

Mr. Rufus Decker
January 15, 2010

"At June 30, 2009, the Company's consolidated balance sheet includes gross deferred tax assets of $24.4 million from net operating losses, comprised of $17.2 million and $5.8 million of U.S. federal and state net operating losses, respectively, and $1.4 million of foreign net operating losses. The need for a valuation allowance against domestic deferred tax assets was considered. The Company is in a domestic cumulative book taxable loss position for the three-year period ended June 30, 2009, which is considered significant evidence indicating that the Company may not be able to realize some portion or all of these deferred tax assets in the future. However, the Company believes, based on the weight of all available evidence, that it is more likely than not it will generate sufficient domestic taxable income to realize the domestic net operating loss carryforwards before they expire. This conclusion considers available evidence, both positive and negative, including the Company's past operating results and forecast of future taxable income. In determining future taxable income, assumptions utilized include the anticipated amount of pre-tax domestic operating income and enacted tax rates. The Company concluded that the positive evidence supporting the realizability of the domestic deferred tax assets was sufficient, without having to assume the use of potentially available feasible and prudent tax planning strategies. The assumptions utilized in forecasting pre-tax income are based on historical data and expected business cycles. The domestic losses were generated primarily in fiscal years 2008 and 2009 and were mainly attributable to expenses associated with the Liz Claiborne license agreement and charges related to the Global Efficiency Re-engineering Initiative and are not considered to be reflective of the core historical earnings of the business. In fiscal 2009, the retail and consumer markets were severely impacted by one of the worst holiday seasons in recent history. The markets have begun to recover, and the Company believes this positive recovery trend will continue and that it will generate pre-tax profits as markets improve. The Company has a strong domestic earnings history, including domestic pre-tax book income in fiscal years 2005, 2006 and 2007 of $28.8 million, $18.5 million, and $7.6 million, respectively. These earnings were based on a consistent business model of selling fragrances and cosmetics with strong brand recognition. The Company also anticipates that improved pre-tax operating income will result from improved gross margins due to the Global Efficiency Re-engineering Initiative and the Liz Claiborne license agreement.

At June 30, 2009, the Company had United States federal operating loss carryforwards of $65.1 million that will begin to expire on June 30, 2024. The Company had state and local net operating loss carryforwards of $91.1 million that will ~~begin to~~ expire ~~on June 30, 2011~~ as follows: $0.8 million at June 30, 2011, $0.4 million at June 30, 2013, $5.4 million during the period from 2014 to 2017, and $84.5 million in 2018 and after. As a result, an equivalent amount of federal and state taxable income would need to be generated in order to fully realize the United States federal and state net deferred tax assets before their expiration. In contrast to the U.S. Internal Revenue Code, many U.S. states do not allow the carryback of a net operating loss in any significant amount. As a result, in these states the Company's net operating loss carryforwards are significantly higher than the federal net operating loss carryforward. To the extent that the Company does not generate sufficient state taxable income within the statutory carryforward periods to utilize the loss carryforwards in these states, the loss carryforwards will expire unused. The state and local net operating loss carryforwards have an effective tax rate of approximately 5%.

The Company believes that, based on its projections of future taxable income in its domestic jurisdictions, it will realize these net operating losses before they expire. In addition, the Company had previously acquired United States federal net operating losses of which the remaining balance of approximately $0.7 million expired during fiscal year ended June 30, 2009.

Mr. Rufus Decker
January 15, 2010

At June 30, 2009, the Company had foreign net operating loss carryforwards of approximately $7.3 million that begin to expire on June 30, 2010. The Company's ability to use foreign net operating loss carryforwards is dependent on generating sufficient future taxable income prior to their expiration. As a result, an equivalent amount of foreign taxable income would need to be generated in order to fully realize the foreign net deferred tax assets before their expiration. However, due to the Company's limited operating history in certain foreign jurisdictions and the uncertainty of achieving sufficient profits to utilize foreign net operating loss carryforwards in these jurisdictions, and the near term expiration of certain foreign net operating loss carryforwards, as of June 30, 2009, the Company has recorded a valuation allowance of approximately $1.2 million related to these foreign net operating loss carryforwards.

In evaluating the need for a valuation allowance, the Company estimated future taxable income based on management approved forecasts. This process requires significant judgment by management about matters that are by nature uncertain. If future events differ significantly from the Company's current forecasts, a valuation allowance may need to be established, which could have a material adverse effect on its results of operations and financial condition. The Company will continue to monitor and update its assumptions and forecasts of future taxable income and assess the need for a valuation allowance.

Note 19 Segment Data and Related Information, page 89

3.

We note your response to comment 16 of our letter dated November 6, 2009. In the notes to the table segment data, you discuss $31.3 million of the $57.9 million of unallocated corporate expenses for the year ended June 30, 2009. This consists of the $23.3 million of expenses related to the Liz Claiborne license agreement, $4.6 million of restructuring charges, and $3.4 million of expenses related to the implementation of Oracle accounting and order processing systems. It is not clear what the remaining components of the $57.9 million of unallocated corporate expenses consist of. Please discuss the nature of the remaining components. Please also expand your segment MD&A to separately discuss with quantification business reasons for significant changes between periods in the unallocated corporate amounts. Please show us in your supplemental response what the revisions will look like.

Company Response

With regard to the Staff's comment that we "discuss the nature of the remaining components," we note that within our Notes to Consolidated Financial Statements (Note 19 in the Form 10-K) and under "Results of Operations" in MD&A we have included the following language to provide the readers of our financials with a better understanding as to the nature of the items that we include in unallocated corporate expenses:

"Included in unallocated corporate expenses are (i) adjustments to eliminate intercompany mark-up, (ii) employee incentive costs, and (iii) restructuring charges."

Therefore, the remaining components of the $57.9 million of unallocated corporate expenses consist of (i) adjustments to eliminate intercompany markup and (ii) employee incentive costs.

In addition, in those periods where we have incurred significant expenses beyond those discussed above that were not allocated to any business segment and thus were a part of our unallocated corporate expenses, the Company has included additional disclosures, both qualitative and quantitative, to explain such items. For example, in both Note 19 and under "Results of Operations" in MD&A, the summarized segment data table includes two separate footnotes that explain the nature of the additional items that have been included in our unallocated corporate expenses. Footnote 1 identifies the items related to our fiscal year ended June 30, 2009, and footnote 2 identifies the items related to our fiscal year ended June 30, 2008. Those footnotes read as follows:

Mr. Rufus Decker
January 15, 2010

"(1)   In May 2008, the Company entered into an exclusive long-term global licensing agreement for the Liz Claiborne fragrance brands, which became effective on June 9, 2008. Amounts shown include $23.3 million of expenses related to the recent Liz Claiborne license agreement ($18.9 million of which did not require the use of cash in the current period), due to Liz Claiborne inventory that was purchased at a higher cost prior to the June 2008 effective date of the license agreement and $4.6 million of restructuring charges, including $3.5 million of restructuring expenses related to the Initiative, and $3.4 million of expenses related to the implementation of an Oracle accounting and order processing systems.

(2)   In connection with the Liz Claiborne license agreement, the Company discontinued certain brands and products. Amounts shown reflect $27.0 million of expenses, including product discontinuation charges, $3.2 million of unallocated sales allowances, related to the Liz Claiborne license agreement, and $3.0 million of restructuring expenses, including $0.7 million related to the Initiative."

With regard to the disclosure of significant changes between periods in the unallocated corporate amounts, it should be noted that after taking into consideration the impact of the items discussed in footnote 1 and 2 above, the 2009 and 2008 unallocated corporate expenses are consistent and approximately $12 million lower than fiscal 2007, primarily due to higher employee incentive costs. Our comparative SG&A discussion for the year ended June 30, 2008 and the year ended June 30, 2007 (on page 37 of our Form 10-K), addressed the variance in the employee incentive costs as follows:

"Selling, general and administrative expenses increased 8.1%, or $29.5 million, for the year ended June 30, 2008, compared to the year ended June 30, 2007. The increase was principally due to (i) expenses related to the Liz Claiborne license agreement of $12.1 million, (ii) higher advertising, promotional and royalty costs of $12.4 million mainly related to new product launches, and (iii) higher marketing and sales overhead costs of $6.4 million mainly related to our European operations, e-commerce activities and the Fifth Avenue store in New York City. These amounts include a portion of the aggregate unfavorable effect of foreign currency translation of $11.6 million. The increases were partially offset by lower employee incentive compensation of $11.5 million, as compared to the prior fiscal year [emphasis added]. We also incurred costs related to our Global Efficiency Re-engineering Initiative and restructuring expenses, which mostly offset prior period restructuring expenses and transition costs related to the acquisition of certain assets of Riviera Concepts Inc. in June 2006 and the acquisition of the fragrance business of Sovereign Sales, LLC in August 2006."

In order to provide similar clarity within the Notes to Consolidated Financial Statements, the Company will include supplemental disclosure in the form of additional footnotes to the summarized segment data table when significant variances in unallocated corporate expenses occur from year to year. As an illustration, the following pro-forma disclosure (see new footnote 1) was prepared based on the summarized segment data table included in Note 19 in the Form 10-K and under Results of Operations in MD&A:

[Chart on the following page]

Mr. Rufus Decker
January 15, 2010

(Amounts in thousands)	Year Ended June 30,

	2009	2008		2007

Segment Net Sales:
North America Fragrance	$662,235	$688,807		$695,983
International	366,361	400,689		366,951
Other	41,629	54,799		64,542

Total	$1,070,225	$1,144,295		$1,127,426

Reconciliation:
Segment Net Sales	$1,070,225	$1,144,295		$1,127,476
Less:
Unallocated Sales Allowances	--	3,220	(2)	--

Net Sales	$1,070,225	$1,141,075		$1,127,476

Segment Profit:
North America Fragrance	$107,289	$116,855		$116,369
International	(2,232)	16,997		21,623
Other	(10,688)	(3,450)		(1,088)

Total	$94,369	$130,402		$136,904

Reconciliation:
Segment Profit	$94,369	$130,402		$136,904
Less:
Depreciation and Amortization	26,158	24,768		24,518
Interest Expense	24,814	27,595		29,198
Unallocated Corporate Expenses (1)	57,876 (2)	56,604	(3)	38,380

(Loss) Income Before Income Taxes	$(14,479)	$21,435		$44,808

(1)   Unallocated corporate expenses include (i) adjustments to eliminate intercompany mark-up, (ii) employee incentive costs, and (iii) restructuring charges. Excluding items addressed below in footnotes (2) and (3), unallocated corporate expenses in fiscal 2009 and fiscal 2008 decreased as compared to fiscal 2007 amounts primarily due to lower employee incentive costs in fiscal 2009 and fiscal 2008.

(2)   In May 2008, the Company entered into an exclusive long-term global licensing agreement for the Liz Claiborne fragrance brands, which became effective on June 9, 2008. Amounts shown include $23.3 million of expenses related to the recent Liz Claiborne license agreement ($18.9 million of which did not require the use of cash in the current period), due to Liz Claiborne inventory that was purchased at a higher cost prior to the June 2008 effective date of the license agreement and $4.6 million of restructuring charges, including $3.5 million of restructuring expenses related to the Initiative, and $3.4 million of expenses related to the implementation of an Oracle accounting and order processing systems.

(3)   In connection with the Liz Claiborne license agreement, the Company discontinued certain brands and products. Amounts shown reflect $27.0 million of expenses, including product discontinuation charges, $3.2 million of unallocated sales allowances, related to the Liz Claiborne license agreement, and $3.0 million of restructuring expenses including $0.7 million related to the Initiative.

Mr. Rufus Decker
January 15, 2010

Exhibits, page 94

4.

We note your response to comment 17 of our letter dated November 6, 2009. Please file the most current form of the schedules to the Company's credit agreement and its amendments. Please be advised that you may redact information from your filing pursuant to an application for confidential treatment filed under Exchange Act Rule 24b-2. Rule 24b-2 sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed that would be exempt from disclosure under the Freedom of Information Act. Failure to comply with either the substantive or procedural aspects of the Commission's confidential treatment process may result in a denial of an application. Please also note that any application may be subject to our review and comment.

Company Response

We will file the most current form of the schedules to the Company's credit agreement and its amendments that were filed as exhibits 10.1, 10.4, 10.5, 10.6 and 10.7 to the Form 10-K with our Form 10-Q for the quarter ending December 31, 2009. We will redact confidential information from the schedules as necessary pursuant to an application for confidential treatment that will be filed under Exchange Act Rule 24b-2.

Form 10-Q for the Period Ended September 30, 2009

General

5.	Please address the above comments in your interim filings as well.

Company Response

Where applicable, we will incorporate our responses to the Staff's comments in our future interim filings.

Based upon the responses provided and the incorporation of certain additional disclosure items in our future filings as noted herein, we believe that the Company has satisfied the Staff's requests.

         The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct additional questions or comments to me at (203) 462-5739. My fax number is (203) 462-5798.

Very truly yours,

/s/ Stephen J. Smith
Stephen J. Smith
Executive Vice President
and Chief Financial Officer

cc:	Nudrat Salik, Staff Accountant -- via facsimile (703) 813-6968
Sherry Haywood, Staff Attorney -- via facsimile (703) 813-6968